SILVER STANDARD RESOURCES INC.

Third Quarter Report

September 30, 2005

#1180 – 999 West Hastings Street, Vancouver, B.C. CANADA V6C 2W2

Phone: (604) 689-3846      Fax: 604-689-3847

SILVER STANDARD RESOURCES INC.

REPORT TO SHAREHOLDERS

THIRD QUARTER 2005

During the third quarter of 2005, Silver Standard continued the advancement of feasibility updating at Pirquitas in Argentina and exploration drilling on the company’s advanced Pitarrilla project in Mexico, both of which are wholly-owned. Silver Standard also completed a major drilling program and resource estimate at the Berenguela silver option in Peru. Feasibility work is ongoing at the 50%-owned Manantial Espejo silver-gold project in Argentina.

Highlights

•              Drilling continues to extend silver mineralization at the South Ridge Zone of Silver Standard’s wholly-owned Pitarrilla property. The South Ridge Zone is the fifth to be discovered after Cordon Colorado, Pena Dyke, Breccia Ridge and Javelina Creek. Two diamond drills are now operating on the property as part of a plan to expand and define the known silver zones and to explore for new zones.

•              Silver Standard continued progress toward updating the 1999/2000 Pirquitas feasibility study and awarded the contract for the updating to Hatch, an international engineering firm with expertise in open pit mining operations.

•              Based on drilling completed by Silver Standard, the company increased silver resources by 50% at the Berenguela property in Peru.

•              Feasibility work is expected to be completed before year-end at Manantial Espejo in Argentina under the direction of Pan American Silver Corp., the company’s 50% partner in the project.

•              Silver Standard’s cash position at September 30, 2005, remains strong at $29.0 million. The company also holds 1.95 million ounces of physical silver, marketable securities and other investments with a value of $26.4 million at September 30, 2005.

Advanced and Exploration Projects

Pitarrilla, Durango, Mexico

Silver Standard enjoyed continued success in the third quarter in ongoing exploration at this 100%-owned property. To date in 2005, the company has reported the discovery of three new silver zones, Breccia Ridge, South Ridge and Javelina Creek, all within a two kilometer radius. The discovery of the new silver zones significantly enhances the property’s resource potential.

The project now hosts five drill-defined zones of silver mineralization including the existing Cordon Colorado and Peña Dyke zones. These two existing zones host indicated silver resources totalling 60.2 million ounces and inferred silver resources totalling 13.1 million ounces. Updated resource estimates for Cordon Colorado and Peña Dyke are underway and an initial resource estimate for Javelina Creek is to follow. Resource estimates for Breccia Ridge and South Ridge will be prepared following the completion of the current drill program.

Highlights from the ongoing drill program at South Ridge include:

•              Hole PD-38 at South Ridge intersected from surface 669.5 feet averaging 3.9 ounces of silver per ton (204.1 meters averaging 132.3 grams of silver per tonne). PD-38 was collared on the same section as, but drilled in the opposite direction from, reverse circulation hole BP-140, which intersected from surface, 141.1 feet averaging 7.8 ounces of silver per ton (43.0 meters averaging 266.5 grams of silver per tonne), including 29.5 feet averaging 21.9 ounces of silver per ton (9.0 meters averaging 751.9 grams of silver per tonne).

•              PD-45 which intersected 885.7 feet averaging 3.7 ounces of silver per ton (269.9 meters averaging 127.0 grams of silver per tonne), including 265.1 feet averaging 5.0 ounces of silver per ton (80.8 meters averaging 170.0 grams of silver per tonne). PD-45 was collared 110 meters north of PD-38 and drilled southeast to test for controlling geologic structures.

•              PD-47 which intersected 434.7 feet averaging 4.3 ounces of silver per ton (132.5 meters averaging 146.2 grams of silver per tonne). PD-45 and PD-47 were collared on the west side of the ridge.

•              PD-42 which intersected 100.0 feet averaging 4.8 ounces of silver per ton (30.5 meters averaging 163.7 grams of silver per tonne).

•              PD-43 which intersected 105.0 feet averaging 4.0 ounces of silver per ton (32.0 meters averaging 136.1 grams of silver per tonne). PD-42 and PD-43 were collared on the east side of the ridge.

All five zones are considered open along strike and at depth. A more permanent camp infrastructure is under construction and metallurgical testwork is ongoing.

Pirquitas, Jujuy, Argentina

With the acquisition of a 100% interest in the Pirquitas project in October 2004, work is proceeding rapidly in updating the feasibility study completed in 1999 (and updated in 2000) to reflect different economic and project-specific conditions. Following a tender process involving five international engineering firms, Silver Standard awarded the contract for the feasibility update to Hatch (www.hatch.ca). The update is expected to be completed in the first half of 2006.

Mine Development Associates (MDA) of Reno, Nevada, has reviewed the mine plan from the former property owner’s 1999/2000 feasibility study to optimize operations, and the mine plan is being incorporated into Hatch’s update. In addition, the feasibility of extending a nearby natural gas pipeline 40 kilometers north to the project area has been examined and will be incorporated into the feasibility update.

San Luis, Peru

The company currently holds a 50% interest with Esperanza Silver Corporation in the San Luis gold-silver property located in northern Peru approximately 25 kilometers east of Barrick Gold Corporation’s Pierina gold mine. The San Luis property was discovered by Esperanza Silver for a grass roots exploration syndicate created by Silver Standard and Esperanza Silver in March 2005 to identify precious metal projects in Peru.

Early results from San Luis are promising. Channel samples across the 1,500 meter-long Ayelen Vein assayed up to 2.47 ounces of gold per ton and 47.5 ounces of silver per ton across 23 feet (84.8 grams of gold per tonne and 1,628 grams of silver per tonne over 7.0 meters). An additional 10,800 hectares has been staked and added to the original 1,800 hectare property for a total of approximately 48.6 square miles. To date, four other quartz vein systems have been identified.

Under the terms of its agreement with Esperanza Silver, Silver Standard is increasing its interest in the San Luis property to 55% by spending the first US$500,000 on exploration. Drilling will commence in 2006 following receipt of government permits. Following completion of the 55% project earn-in, Silver Standard and Esperanza will complete exploration programs with a cost of US$1.5 million. Thereafter, Silver Standard will have the option to increase its interest in San Luis to 70% by completing a feasibility study and to 80% by placing the project into production.

Berenguela, Peru

Under the terms of its option agreement to acquire the silver resources at Berenguela, Silver Standard completed an aggressive reverse circulation drill program in the second quarter of 2005. The Berenguela property covers a zone of silver-copper mineralization at surface which hosts significant silver resources. To date, drilling has defined four contiguous zones that are open along strike and at depth.

The four zones are termed the West Block, Burton Block and Burton Block Extension, Cerro Block and Cerro Block Extension and the Chapi Zone. The focus of Silver Standard’s work was the drill definition of near-surface mineralization with bulk mining potential and included permitting, 19,029 meters of reverse circulation drilling in 222 holes and metallurgical testwork. The company’s program demonstrated continuity of mineralization over a strike length of approximately 1,250 meters with average widths of approximately 200 meters.

Prior to Silver Standard’s drilling program, the Berenguela property had an historic inferred resource of 56.3 million ounces of silver. The following table summarizes the updated estimate of silver resources at Berenguela:

Berenguela, Peru Silver Resource Summary – August 2005

(Based on a silver cut-off grade of 50 grams/tonne)

Category	Tonnage (tonnes, in millions)	Silver Grade (in grams/tonne)	Contained Silver (in millions of oz.)
Indicated	15.6	132.0	66.1
Inferred	6.0	111.7	21.6

James A. McCrea, P.Geo., is the independent Qualified Person (QP) responsible for the new Berenguela resource estimate which complies with Canada’s National Instrument 43-101.

Manantial Espejo, Santa Cruz, Argentina

The feasibility study on the 50%-owned Manantial Espejo joint venture in Argentina continues to progress and remains on target for completion in the fourth quarter. Exploration and infill drilling programs completed in the first half of the year have allowed for the refinement of mining methods and have significantly increased the joint venture’s confidence in the overall resource estimate, but have not materially increased the project resources as stated at December 31, 2004. The project is expected to produce in excess of 3.7 million ounces of silver and 56,000 ounces of gold annually.

As part of the completion of the feasibility study, capital and operating cost estimates are being reviewed to identify opportunities to optimize project economics, including the negotiation of power and infrastructure programs with the Argentine government. An Environmental Impact Study is also underway to secure the necessary mine development permits.

Commentary

As discussed in the Management Discussion and Analysis that follows this report, I am pleased that we continue to maintain low administration costs for our level of activity.  For the first nine months of this year, we had investment gains and investment income totaling $2.2 million, which offset our administration costs (exclusive of Sarbanes-Oxley compliance costs and non-cash stock based compensation costs) also of $2.2 million.  To date this year, we have invested $14.7 million in our projects spread across 32 different properties, with most of these funds invested in four key projects: Pirquitas, Pitarrilla, Berenguela and Manantial Espejo.  At Pirquitas and Manantial Espejo, expenditures are related to feasibility level studies; while at Pitarrilla and Berenguela, we added significant ounces through these ongoing exploration expenditures.  With our drilling success at Pitarrilla, we expect to significantly add to the Pitarrilla resource early in the new year.  Our cost of discovery at Pitarrilla, exclusive of land purchases, averages US$0.08 per ounce, which we expect to significantly reduce.  With over $55 million in cash and liquid assets, we have sufficient monies to see us through this year and next year, exclusive of project development capital.

Shareholder and Investor Relations

In the third quarter, management organized institutional investor meetings in the United States where we again presented at the Denver Gold Forum and held meetings with shareholders and institutional investors in Las Vegas, Denver, Los Angeles and San Diego. After the end of the quarter, Robert Quartermain, President met shareholders and prospective institutional investors in Toronto, Baltimore, Tampa, Dallas, Houston, Atlanta, Chicago, Minneapolis and New York. The company’s final shareholder information meeting this year will take place on November 28 in San Francisco.

Other conferences we attended during the third quarter included Gold Rush 21 in Dawson City and the Silver Summit in Post Falls, Idaho.

Outlook

Silver Standard continues to build value for shareholders through advances toward production at Pirquitas and exploration at Pitarrilla, Berenguela and San Luis. The company remains financially strong and is raising its profile as the silver standard among institutional investors.

On behalf of the Board,

“R.A. Quartermain”

Robert A. Quartermain

President

November 4, 2005

SILVER STANDARD RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

THIRD QUARTER 2005

(all amounts in Canadian dollars unless otherwise stated)

This management discussion and analysis (“MD&A”) of the unaudited consolidated operating results and financial condition of the company for the nine months ended September 30, 2005 and 2004 is prepared as of October 31, 2005 and should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and in conjunction with the MD&A for the year ended December 31, 2004, which have been prepared in accordance with Canadian generally accepted accounting principles. All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise. Additional information relating to the company, including the company’s annual information form, is available free of charge on our website at www.silverstandard.com, on the Canadian Securities Administrators’ website at www.sedar.com, and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov.

1.	BUSINESS OVERVIEW

Silver Standard is a company focussed exclusively on the acquisition of and exploration for silver-dominant projects, with a portfolio of core properties in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. The company’s strategy is to acquire and advance high quality geopolitically diverse silver projects with defined resources in anticipation of higher silver prices. The company is quoted on the Nasdaq National Market under the trading symbol SSRI and on the Toronto Stock Exchange under the symbol SSO.

2.	THIRD QUARTER FINANCIAL RESULTS

For the three months ended September 30, 2005, the company had a net income of $21,000 or $0.00 per share compared to a net income of $1,004,000 or $0.02 per share in the third quarter of 2004. For the nine months ending September 30, 2005, a net loss of $1,962,000 ($0.04 per share) compared to income of $1,429,000 ($0.03 per share) for the comparable period of 2004. A discussion on the various components of the expense and income items for the quarter and year-to-date compared to the prior year follows:

	Three Months Ended September 30		Nine Months Ended September 30
Exploration and mineral property costs	2005 $	2004 $	2005 $	2004 $
Property examinations and exploration	188,000	121,000	364,000	329,000
Reclamation and accretion	9,000	73,000	84,000	163,000
	197,000	194,000	448,000	492,000

The company continued its grass roots exploration and property examinations during the quarter, with the focus in Mexico and Peru. Exploration for the quarter was $188,000 compared to $121,000 in the prior year and of this total, $94,000 (2004 - $55,000) was spent in Mexico and $82,000 (2004 - $13,000) was spent in Peru. For the nine months, exploration was $364,000 (2004 - $329,000) and of this total, $241,000 (2004 - $219,000) was spent in Mexico and $97,000 (2004 - $26,000) was spent in Peru. Reclamation and accretion expense was $9,000 during the quarter compared to $73,000 expensed during the third quarter of the prior year. For the year-to-date, reclamation costs were $84,000 compared to $163,000 in the prior year. Of the year-to-date expense, $33,000 (2004 - $59,000) relates to the accretion impact on the recorded asset retirement obligations and $51,000 (2004 – $104,000) relates to current cash reclamation costs on previously written-off properties.

	Three Months Ended September 30		Nine Months Ended September 30
Expenses	2005 $	2004 $	2005 $	2004 $
Depreciation	21,000	9,000	53,000	22,000
General and administration	410,000	530,000	1,621,000	1,574,000
Internal controls over financial reporting	33,000	-	106,000	-
Professional fees	30,000	69,000	94,000	148,000
Salaries and employee benefits	138,000	131,000	443,000	323,000
Stock-based compensation	376,000	265,000	1,049,000	379,000
	1,008,000	1,004,000	3,366,000	2,446,000

Total expenses for the quarter were $1,008,000 and this compares to $1,004,000 for the comparable quarter of 2004 and for the year-to-date, expenses were $3,366,000 (2004 - $2,446,000). Of the year-to-date increase in expenditures of $920,000, $670,000, or 73%, relates to non-cash stock-based compensation expense with the remainder of the difference due mainly to Sarbanes-Oxley compliance costs and higher salary and benefit costs.

Depreciation expenses for the current quarter were $21,000 (2004 - $9,000) and $53,000 (2004 - $22,000) for the year-to-date. The increase relates to more assets being amortized due to greater activity.

General and administration expenses were $410,000 for the quarter compared to $530,000 in the comparable quarter of the prior year. The 2004 comparable period included a non-recurring $121,000 fee relating to our listing on the Nasdaq National Market. For the nine months, expenses were $1,621,000 (2004 - $1,574,000). Cost increases were in the areas of computer and director expenses, corporate office rent as a result of expanded office size, postage and silver bullion storage. Offsetting these cost increases were savings in the areas of listing and filing fees and office expense recoveries.

The company incurred $33,000 in internal control over financial reporting costs during the current quarter and for the nine months $106,000. This new cost category was established in 2005 to record both our internal and external costs associated with the initial compliance with Section 404 of the Sarbanes-Oxley Act in the United States and Multilateral Instruments 52-109 and 52-111 in Canada. Our costs to date are broken down into $68,000 for allocations of our staff time and $38,000 for payments to outside consultants. These costs will continue throughout 2005 and 2006 as we will be required to comply with the rules requiring a certification by management of the effectiveness of the design and implementation of internal financial controls for the company’s December 2006 fiscal year-end.

Salaries and employee benefits were $138,000 for the third quarter compared to $131,000 in the comparable quarter of the prior year. For the nine months, salaries and employee benefit expenses were $443,000 (2004 - $323,000). For the nine months, the $120,000 in increased salary and benefits costs relates to additional staff and the impact of salary adjustments that were effective at the beginning of 2005.

Stock-based compensation expense for the quarter was $376,000 compared to $265,000 in the comparable quarter of 2004. The current quarter’s expense relates to the spreading of the fair value assigned to the previously issued options over their respective vesting periods, the revaluation of a number of options issued to non-insiders that were repriced during the quarter and the extension of the expiry date on a number of options issued to a non-insider. For the nine months, the value of the stock-based compensation that has been expensed was $1,049,000 (2004 - $379,000).

Three Months Ended September 30,	Nine Months Ended September 30,
	2005	2004	2005	2004
Other income (expenses)	$	$	$	$

Investment income	195,000	245,000	703,000	866,000
Gain on sale of marketable securities	1,323,000	1,710,000	1,449,000	2,498,000
Write-down of marketable securities	(33,000)	(13,000)	(26,000)	(46,000)
Loss on sale of assets	--	--	--	(2,000)
Gain on sale of mineral properties	--	--	--	899,000
Write-up of silver bullion	--	307,000	--	--
Foreign exchange gain (loss)	10,000	(47,000)	(5,000)	152,000
Write-off of mineral property	(269,000)	--	(269,000)	--

	1,226,000	2,202,000	1,852,000	4,367,000

Investment income for the quarter was $195,000 compared to $245,000 for the comparable quarter of 2004. For the nine months, investment income was $703,000 (2004 - $866,000) with the reduction due to less funds available for investment. The gain on sale of marketable securities recorded during the current quarter was $1,323,000 and this compares to $1,710,000 in the same period of the prior year. There were no sales of mineral properties in the current quarter. A foreign exchange gain of $10,000 was recorded during the quarter compared to a $47,000 loss recorded in the third quarter of 2004. For the nine months, there was a $5,000 foreign exchange loss compared to a gain of $152,000 in 2004. During the current quarter, a $269,000 charge was made to the statement of loss relating to the write-off of all the costs associated with the Chubut property in Argentina. There were no property write-offs in the prior year.

Summary of quarterly results

(expressed in thousands of Canadian dollars, except per share amounts)

	2005 $			2004 $				2003 $
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Income (loss)	21	(1,040)	(943)	(1) (2,947)	(2) 1,004	(3) (195)	(4) 620	(1,282)
Basic and (loss) per diluted income share	0.00	(0.02)	(0.02)	(0.06)	0.02	0.00	0.01	(0.03)

(1)	Includes $2,072,000 in non-cash expenses relating to the values assigned to stock options. A further $241,000 in bonus payments to staff was expensed.

(2)	The main contributing factor for the income during the quarter was the $1,710,000 gain on sales of marketable securities.

(3)	Includes $439,000 in gains on sale of marketable securities and $462,000 in gains on sale of mineral properties.

(4)

The company recorded investment income of $325,000, gains on sale of marketable securities of $348,000, gains on sale of mineral properties of $437,000 and foreign exchange gains of $212,000, resulting in income being reported in the quarter.

3.	FINANCIAL POSITION AND LIQUIDITY

A summary and discussion of our cash position at the end of the quarter, cash inflows and outflows for the quarter, silver bullion and other capital resources follows:

Cash and Cash Equivalents

At the end of the quarter, the company’s free cash position, including short-term deposits, decreased from $45,703,000 at the beginning of the year to $28,994,000 – a decrease of $16,709,000. Of this decrease, $5,184,000 took place in the third quarter. This third quarter decrease is primarily due to expenditures on mineral properties and purchase of marketable securities as discussed below, which was partially offset by proceeds on the sale of marketable securities.

Operating Activities

Cash flow from operations in the third quarter was a use of $619,000 compared to a use of $389,000 in the comparable period in 2004. The difference is mainly due to the timing of changes in non-cash working capital items. For the year-to-date, $1,148,000 was spent on operating activities compared to $2,076,000 in the comparable period of the prior year.

Purchase and Sale of Marketable Securities

During the quarter ended September 30, 2005 a total of $1,234,000 (2004 - $nil) was spent on marketable securities, and of this amount $1,109,000 related to an investment in Esperanza Silver Corporation. Also during the quarter, the company received cash proceeds of $1,790,000 (2004 - $2,690,000) from the sale of marketable securities. For the year-to-date, $2,459,000 (2004 - $635,000) has been spent on the purchase of marketable securities and $1,995,000 (2004 - $3,876,000) in cash proceeds were received from the sale of marketable securities.

Financing Activities

During the third quarter of 2005, the company raised a total of $366,000 from the issuance of new equity compared to $810,000 in the comparable period of 2004. In the current quarter, 79,500 stock options were exercised for total proceeds of $366,000. For the year-to-date, $837,000 was raised from the issuance of equity compared to $58,401,000 in the comparable period of the prior year. In the prior year, $43,951,000 was raised through a private placement and $11,543,000 was received on the exercise of warrants. In 2005 there were no funds raised through private placements or on the exercise of warrants.

	Three Months Ended September 30		Nine Months Ended September 30
	2005 $	2004 $	2005 $	2004 $
Private placement	-	-	-	43,951,000
Exercise of stock options	366,000	810,000	837,000	2,907,000
Exercise of warrants	-	-	-	11,543,000
	366,000	810,000	837,000	58,401,000

Investing Activities

Mineral Properties

Total cash invested on mineral properties in the quarter was $5,448,000 compared to $3,439,000 in the comparable quarter of the prior year. For the year, $14,667,000 has been spent on mineral properties representing a 61.8% increase over the prior year. A summary by mineral property follows:

Three Months Ended September 30,	Nine Months Ended September 30,
	2005 $	2004 $	2005 $	2004 $

Manantial Espejo	307,000	954,000	2,587,000	2,135,000
Pirquitas	1,905,000	126,000	2,842,000	296,000
Bowdens	107,000	152,000	348,000	714,000
Challacollo	346,000	90,000	652,000	184,000
Pitarrilla	1,786,000	1,330,000	4,011,000	2,813,000
Candelaria	106,000	117,000	297,000	316,000
Maverick Springs	141,000	377,000	302,000	419,000
Berenguela	228,000	90,000	2,125,000	444,000
Shafter	68,000	114,000	211,000	358,000
San Marcial	3,000	(3,000)	6,000	519,000
San Agustin	17,000	(41,000)	61,000	373,000
Diablillos	131,000	38,000	517,000	135,000
Other	303,000	95,000	708,000	357,000

	5,448,000	3,439,000	14,667,000	9,063,000

The above table reflects cash expenditures by property. It does not include the value of shares issued for mineral properties and other non-cash charges.

The two most active programs during the third quarter were the Pitarrilla property in Mexico and the Pirquitas property in Argentina. Expenditures on these properties represented 68% of the total mineral property expenditures for the quarter. At the Pitarrilla property, a total of $1,786,000 was spent during the quarter compared to $1,330,000 spent during the comparable quarter of 2004. The company continued with its exploration drilling and land acquisitions on this property. A total of $1,905,000 (2004 - $126,000) was spent on the Pirquitas property during the third quarter to prepare for exploration drilling and underground development.

Silver Bullion

The company holds 1,953,985 ounces of silver bullion carried at $15,787,000. The average cost of these ounces was $8.08 (US$5.85) per ounce. The market value at September 30, 2005 for the company’s bullion was $17,084,000. Of the ounces held, 245,336 have been lodged as collateral supporting a US$1,679,000 letter of credit. The ounces required to be lodged as collateral fluctuates depending on the silver price. The balance of the ounces are liquid and are held by the company recognizing that silver is an investment alternative for cash.

Marketable Securities

At September 30, 2005, the market value of the company’s marketable securities was $9,308,000 and this compares to our carrying value of $5,216,000.

Cash Resources and Liquidity

At September 30, 2005, the company had a very healthy working capital position of $46,188,000 compared to $61,628,000 at December 31, 2004. This strong working capital position is sufficient to see the company through the next year of planned exploration expenditures, property holding costs and administrative expenditures. Additional capital may be required as our projects are developed into production.

4.	ADDITIONAL DISCLOSURES

Related Party Transactions

The company is related to a number of companies through common directors or officers. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursements with related parties are in the normal course of business and are non-interest bearing. Any receivables or payables are due within the following year and have therefore been classified as current.

(a)

During the nine months ended September 30, 2005, the company recorded expense reimbursements at cost of $190,600 (2004 - $119,300) from companies related by common directors and management. At September 30, 2005, accounts receivable includes $132,000 (2004 - $32,100) from related parties.

(b)	The company holds marketable securities in one company that has a common director and one company with two common directors.

Outstanding Share Data

The authorized capital of the company consists of an unlimited number of common shares without par value. As at October 31, 2005, the following common shares, options and share purchase warrants were outstanding.

	Number of Shares	Exercise Price $	Remaining Life (years)
Capital Stock	51,754,072	-	-
Stock Options	1,790,869	1.90 – 20.50	0.3 – 4.6
Warrants	1,519,125	18.50	0.3
Fully diluted	55,064,066

New Accounting Policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

5.	APPROVAL

The Board of Directors of Silver Standard Resources Inc. has approved the disclosure contained in this quarterly MD&A. A copy of this MD&A will be provided to anyone who requests it and can be located, along with additional information, free of charge on our web site at www.silverstandard.com, on the Canadian Securities Administrators’ web site at www.sedar.com and on the EDGAR section of the United States Securities and Exchange Commission’s web site at www.sec.gov.

FORWARD-LOOKING STATEMENTS

The MD&A contains certain forward-looking statements such as the company’s future plans, objectives and goals. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and resources, exploration results and future plans and objectives of Silver Standard Resources Inc. (“Silver Standard” or the “company”) are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned not to place undue reliance on these forward-looking statements and information. The company does not undertake to update or re-issue the forward-looking statements and information that may be contained herein, whether as a result of new information, future events or otherwise.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(expressed in thousands of Canadian dollars, except number of shares)

September 30 2005 $ (unaudited)		December 31 2004 $ (audited)
Assets

Current assets
Cash and cash equivalents (note 7)	28,994	45,703
Silver bullion – (note 4)	13,805	13,487
Marketable securities (market value: $9,308; 2004 - $7,059)	5,216	3,329
Accounts receivable	883	662
Prepaid expenses and deposits	463	587
	49,361	63,768

Restricted silver bullion (note 4)	1,982	2,300

Reclamation deposits	193	198

Mineral property costs (note 5)	157,056	143,175

Property, plant and equipment	2,073	659
	210,665	210,100
Liabilities

Current liabilities
Accounts payable and accrued liabilities	2,834	1,426
Current portion of asset retirement obligations	332	560
Mineral property payable	-	144
Current portion of long-term debt	7	10
	3,173	2,140

Asset retirement obligations	739	688

Future income tax liability	13,693	14,200

Long-term debt	38	46

	17,643	17,074
Shareholders’ Equity

Capital stock (note 6)
Authorized
Unlimited common shares without par value
Issued
51,744,072 common shares (2004 – 51,576,802)	218,650	217,502

Value assigned to stock options	6,977	6,167

Value assigned to warrants	7,011	7,011

Deficit	(39,616)	(37,654)

	193,022	193,026

	210,665	210,100

Approved by the Board of Directors:

“R.E. Gordon Davis”	“William Meyer”

R.E. Gordon Davis	William Meyer

         Director                                                                           Director

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND DEFICIT

For the nine months ended September 30, 2005

(expressed in thousands of Canadian dollars, except number of shares and per share amounts - unaudited)

	Three Months Ended September 30		Nine Months Ended September 30
	2005 $	2004 $	2005 $	2004 $

Exploration and mineral property costs
Property examination and exploration	188	121	364	329
Reclamation	9	73	84	163

	(197)	(194)	(448)	(492)

Expenses
Depreciation	21	9	53	22
General and administration	410	530	1,621	1,574
Internal control over financial reporting	33	-	106	-
Professional fees	30	69	94	148
Salaries and employee benefits	138	131	443	323
Stock-based compensation	376	265	1,049	379

	(1,008)	(1,004)	(3,366)	(2,446)

Other income (expenses)
Investment income	195	245	703	866
Gain on sale of marketable securities	1,323	1,710	1,449	2,498
Loss on sale of assets	-	-	-	(2)
Gain on sale of mineral properties	-	-	-	899
Write-down of marketable securities	(33)	(13)	(26)	(46)
Write-up of silver bullion	-	307	-	-
Foreign exchange gain (loss)	10	(47)	(5)	152
Write-off of mineral property	(269)	-	(269)	-

	1,226	2,202	1,852	4,367

Income (loss) for the period	21	1,004	(1,962)	1,429

Deficit - Beginning of period	(39,637)	(35,711)	(37,654)	(31,632)

Adjustment for stock-based compensation	-	-	-	(4,504)

Deficit – Beginning of period, as restated	(39,637)	(35,711)	(37,654)	(36,136)

Deficit - End of period	(39,616)	(34,707)	(39,616)	(34,707)

Weighted average number of shares outstanding	51,690,367	48,537,469	51,646,866	47,514,627

Basic and diluted income (loss) per common share	0.00	0.02	(0.04)	0.03

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine months ended September 30, 2005

(expressed in Canadian dollars - unaudited)

Three Months Ended September 30,	Nine Months Ended September 30,
	2005 $	2004 $	2005 $	2004 $

Cash flows from operating activities
Income (loss) for the period	21	1,004	(1,962)	1,429
Items not affecting cash
Depreciation	21	9	53	22
Stock-based compensation	376	265	1,049	379
Gain on sale of mineral properties	-	-	-	(899)
Gain on sale of marketable securities	(1,323)	(1,710)	(1,449)	(2,498)
Write-down of marketable securities	33	13	26	46
Write-up of silver bullion	-	(307)	-	-
Asset retirement obligations	6	20	30	59
Foreign exchange gain (loss)	9	(7)	42	11
Write-off of mineral property	269	-	269	-

	(588)	(713)	(1,942)	(1,451)
Changes in non-cash working capital items
Accounts receivable and prepaid expenses	(13)	182	(386)	(534)
Accounts payable and accrued liabilities	(18)	142	1,180	(91)

	(619)	(389)	(1,148)	(2,076)

Cash flows from financing activities
Shares and warrants issued for cash	366	810	837	58,401
Share issue cash costs	-	(2)	-	(928)
Repayment of long-term debt	(2)	(53)	(11)	(81)

	364	755	826	57,392

Cash flows from investing activities
Mineral property costs	(5,448)	(3,439)	(14,667)	(9,063)
Purchase of property, plant and equipment	(33)	(149)	(1,219)	(579)
Restricted cash	-	-	-	(2,500)
Proceeds from sale of marketable securities	1,790	2,690	1,995	3,876
Proceeds from sale of assets	-	51	-	53
Purchase of silver bullion	-	-	-	(15,786)
Purchase of marketable securities	(1,234)	-	(2,459)	(635)
Reclamation deposits	-	(27)	-	(27)

	(4,925)	(874)	(16,350)	(24,661)

Foreign exchange gain (loss) on foreign cash held	(4)	2	(37)	(13)

(Decrease) increase in cash and cash equivalents	(5,184)	(506)	(16,709)	30,642
Cash and cash equivalents - Beginning of period	34,178	47,576	45,703	16,428

Cash and cash equivalents - End of period	28,994	47,070	28,994	47,070

Supplementary cash flow information (note 7)

The accompanying notes are an integral part of the consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

1.	Description of business and nature of operations

Silver Standard Resources Inc. (the “company”) is in the process of acquiring and exploring silver mineral properties. It owns, or has under option, fifteen core projects at different stages of development in Argentina, Australia, Canada, Chile, Mexico, Peru and the United States. The company hopes to ultimately develop the properties to bring them to production, structure joint ventures with others, option or lease properties to third parties, or sell the properties outright. The company has not determined whether these properties contain ore reserves that are economically recoverable and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral properties and related deferred costs is dependent upon the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the company to obtain necessary financing to complete the development, and upon future profitable production. The amounts shown as deferred expenditures and property acquisition costs represent net costs to date, less amounts amortized and/or written-off, and do not necessarily represent present or future values.

2.	Significant accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statements of the company. They do not contain all the information required for annual financial statements and should be read in conjunction with the annual consolidated financial statements of the company. In the opinion of management, all of the adjustments necessary to fairly present the interim consolidated financial statements set forth herein have been made.

3.	New accounting policy

The CICA has issued Accounting Guideline 15, “Consolidation of Variable Interest Entities”, which became effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. The company adopted the guideline on January 1, 2005. The adoption of this guideline did not have any impact on the company’s consolidated financial statements.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

4.	Silver bullion

The company owns 1,953,985 ounces of silver bullion at a cost of $15,787,000 for an average cost of $8.08 (US$5.85) per ounce. The company’s silver bullion is carried on the balance sheet at the lower of cost or net realizable value.

The company has lodged a US$1,679,000 bank letter of credit with the U.S. Department of the Interior, Bureau of Land Management relating to reclamation obligations on the Candelaria silver mine in Nevada. Under the terms and conditions with its banker, the company has the right to lodge collateral in Canadian dollars, U.S. dollars or silver bullion. The company has lodged silver bullion as collateral such that it has a coverage ratio value of 110% (US$1,847,000) of the letter of credit amount. As at September 30, 2005, 245,336 ounces of silver bullion were lodged as collateral. The ounces required to be lodged as collateral fluctuates depending on the silver price.

Balance sheet presentation – September 30, 2005

	Ounces	Total cost $	Market value $	Unrealized gain $

Silver bullion	1,708,649	13,805	14,939	1,134

Restricted silver bullion	245,336	1,982	2,145	163

	1,953,985	15,787	17,084	1,297

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

5.	Mineral property costs

Details of the mineral properties that the company currently holds are as follows:

	Acquisition costs $	Exploration costs $	September 30, 2005 Total $	December 31, 2004 Total $
Argentina
Chubut	-	-	-	268
Diablillos	5,376	1,492	6,868	6,351
Manantial Espejo	4,410	12,629	17,039	14,452
Pirquitas	70,491	3,313	73,804	71,439
Other	45	106	151	51
Australia
Bowdens	10,892	7,279	18,171	17,823
Other	-	27	27	27
Canada
Silvertip	1,818	245	2,063	2,022
Sulphurets	2,393	1,255	3,648	3,648
Sunrise Lake	1,234	39	1,273	1,268
Chile
Cachinal	17	130	147	103
Challacollo	2,595	2,557	5,152	4,500
Juncal	16	50	66	49
La Flora	15	34	49	47
Mexico
Pitarrilla	1,632	6,915	8,547	4,494
Valenciana	35	266	301	282
Ortega	58	60	118	77
San Agustin	54	620	674	613
San Marcial	1,250	729	1,979	1,973
Other	254	384	638	223
Peru
Berenguela	554	2,798	3,352	1,227
San Luis	-	75	75	-
United States
Candelaria	2,981	2,613	5,594	5,288
Maverick Springs	637	1,484	2,121	1,962
Shafter	2,544	2,655	5,199	4,988
	109,301	47,755	157,056	143,175

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

6.	Outstanding shares and related information

(a)	Shares
Authorized:
Unlimited common shares without par value.

	Number of shares	Amount $

Capital Stock
Balance, December 31, 2004	51,576,802	217,502
Issued during the year
For cash
Exercise of options	164,100	837
Assigned value of exercised options	-	266
For mineral property option	3,170	45

Balance, September 30, 2005	51,744,072	218,650

(b)	Warrants

At September 30, 2005, 1,519,125 share purchase warrants were issued and outstanding at an exercise price of Cdn $18.50 with a weighted average remaining life of 0.3 years expiring January 15, 2006.

(c)	Options

During the quarter, the company extended the term of 20,000 options that were about to expire for a non-insider employee of the company. The options, which were originally granted in September 2003 to expire in September 2005, have been extended for three years. Using the Black-Scholes model, the options extension had a fair value of $103,000 which has been expensed in the current quarter.

At September 30, 2005, the total number of options outstanding was 1,800,869 with prices ranging from $1.90 to $20.50 with weighted average remaining lives of 2.9 years. This represents 3.5% of issued and outstanding share capital.

Silver Standard Resources Inc.

(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the nine months ended September 30, 2005

(expressed in Canadian dollars, except tables in thousands of Canadian dollars - unaudited)

7.	Supplementary cash flow information

(a)	Cash and cash equivalents included in the cash flow statement comprise the following:
	September 30 2005 $	December 31 2004 $
Cash on hand and balances held with banks	2,442	1,820
Short-term deposits	26,552	43,883
	28,994	45,703

(b)	Non-cash financing and investing activities were:

Three Months Ended September 30,	Nine Months Ended September 30,
	2005 $	2004 $	2005 $	2004 $

Non-cash financing activities
Shares issued for finders’ fees	-	-	-	393
Shares issued for mineral properties	45	-	45	291
Warrants issued for finders’ fees	-	-	-	192
Finders’ fees satisfied by issue of shares and
warrants	-	-	-	(584)
Values assigned to options	385	265	1,076	379
Adjustment for stock-based compensation	-	-	-	4,504
Shares issued relating to share subscription	-	-	-	455
Share subscription	-	-	-	(455)
Assigned value of options exercised	(119)	(178)	(266)	(1,006)
Capital stock issued	119	178	266	1,006

	430	265	1,121	5,175

Non-cash investing activities
Shares issued for mineral properties	(45)	-	(45)	(291)
Marketable securities received for mineral
properties	-	-	-	899
Foreign exchange component of future
income tax liability capitalized to mineral
property	761	-	507	-
Amortization capitalized to mineral
property	(14)	-	(41)	-
Option value assigned to mineral property	(9)	-	(27)	-
Reclamation capitalized to mineral property	(3)	(7)	(18)	(23)
Foreign exchange component included in
reclamation	(3)	-	(3)	5
Change in mineral property payable	-	-	(144)	-

	687	(7)	279	590

8.	Related party transactions

The company is related to a number of companies through common directors or officers. Any amounts due to/from related parties are non-interest bearing and without specific terms of repayment. Any transactions for expense reimbursements with related parties are in the normal course of business and are non-interest bearing. Any receivables or payables are due within the following year and have therefore been classified as current.

(a)

During the nine months ended September 30, 2005, the company recorded expense reimbursements at cost of $190,600 (2004 - $119,300) from companies related by common directors and management. At September 30, 2005, accounts receivable includes $132,000 (2004 - $32,100) from related parties.

(b)	The company holds marketable securities in one company that has a common director and one company with two common directors.

9.	Segmented financial information

The company has one operating segment, which is the exploration and future development of mineral properties. Segment assets by geographic location are as follows:

			September 30, 2005
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	1,336	1	595	-	141	-	-	2,073
Mineral property costs	97,862	18,198	6,984	5,414	12,257	3,427	12,914	157,056
	99,198	18,199	7,579	5,414	12,398	3,427	12,914	159,129

				September 30, 2004
	Argentina	Australia	Canada	Chile	Mexico	Peru	United States	Total
	$	$	$	$	$	$	$	$
Property, plant and equipment	-	1	454	-	160	-	-	615
Mineral property costs	27,370	17,712	6,941	4,649	6,558	735	11,903	75,868
	27,370	17,713	7,395	4,649	6,718	735	11,903	76,483